March 9, 2021

Ronald Alper

Division of Corporation Finance

Office of Real Estate and Commodities

United States Securities and Exchange Commission

Washington, D.C. 20549

Re: RAD Diversified REIT, Inc.

Offering Statement on Form 1-A

Post-qualification Amendment No. 5

Filed February 24, 2021

File No. 024-11020

Dear Mr. Alper:

We acknowledge receipt of the comments in your letter dated March 2, 2021 regarding the Offering Statement of RAD Diversified REIT, Inc (the “Company”). We appreciate the opportunity to respond to your comments.

Post-Qualification Amendment No. 5 to Offering Statement on Form 1-A Filed February 24, 2021

General

1.	We note your response to comment 1 and your analysis in Table 1. We further note your disclosure on page 129 that indicates shareholders must hold their shares for a least six months in order to participate in the share redemption program and may only request repurchase of up to 25% of their shares semi-annually. Please tell us how you considered this as part of your analysis of ASC 450-20-50 regarding disclosure of a reasonably possible loss or range of loss or disclosure that such an estimate cannot be made. In addition, you mentioned in your response dated February 3rd, 2021 that affiliates will not take up the rescission offer. Clarify if you have entered into legal agreements with these affiliates regarding this matter and if not, how you considered this in your analysis of ASC 450.

The Company notes that the total number of shares covered by its rescission offer is 484,513 shares with a total value of $5,414,735.85 in capital raised. Affiliated businesses purchased 384,364 shares (79.33% of the shares eligible for rescission) for $4,254,908.48 (78.58% of the capital raised by sale of shares subject to rescission). The remainder of the eligible shares (100,149 shares totaling $1,159,827.37) were purchased by non-affiliated shareholders.

The affiliated companies that purchased the shares are 100% owned and managed by the individuals that manage RAD Diversified REIT, Inc. This unique level of access to the managers of the affiliates allows the Company to assume with confidence that the affiliated companies will formally decline the rescission offer immediately upon its presentation. For this reason, the true maximum potential impact of the rescission offer is 100,146 shares totaling $1,159.827.37.

Based on past experience, the Company believes that even non-affiliates are unlikely to accept our rescission offer. Our past performance has resulted in our net asset value per share, which is the same as our price per share, increasing every quarter from $10.00 per share to $11.07 per share, to $11.42 per share, to $12.01 per share, to $13.67 per share. This level of return on investment makes our shares desirable to our shareholders. This desirability is evidenced anecdotally by the fact that, though we have open contact with our shareholders in a group setting twice a week on average, no investor has indicated any desire to accept a rescission offer.

Our open share redemption program has been in full force and effect at all times since our offering commenced. In the fiscal year between January 1, 2020 and December 31, 2020, ten investors requested either a partial or full redemption. As of the time of this writing, March 9, 2021, one investor has requested redemption in 2021. Although the maximum that an investor may request is 25% of their equity semiannually, we have routinely permitted the shareholders to request a 100% buyout in order to maximize the liquidity and value to our shareholders. Still, it remains rare that we receive a buyout request.

Furthermore, each of these non-affiliates has purchased the shares subject to the rescission offer at a price between $11.07 and $12.01 per share. The average cost to these affiliates was $11.58 per share.

If any shareholder were to accept the rescission offer, his return would be between $11.07 and $12.01 per share, depending on the price per share at which he purchased his shares. In the event that the same shareholder were to simply request a withdrawal through our open redemption process, his shares would be bought back at the current price per share. The current price per share is $13.67. The open redemption process is spelled out in detail in the Offering Statement, and as a part of our Stock Purchase Agreement.

Table 1, below, illustrates the differences in the Return on Investment between the acceptance of the rescission offer and the returns provided through our open share redemption program.

TABLE 1  SAMPLE INVESTMENT OF $25,000

TABLE 1	SAMPLE INVESTMENT OF $25,000
PURCHASE PRICE PER SHARE	SHARES PURCHASED	(A) - NET PROCEEDS FROM ACCEPTANCE OF RESCISSION OFFER	(B) - NET PROCEEDS FROM OPEN REDEMPTION PROGRAM (CURRENTLY $13.67 PER SHARE)	(B) MINUS (A) - CASH BENEFIT OF OPEN REDEMPTION PROGRAM VS. RESCISSION OFFER	% RETURN ON INVESTMENT (B) VS. (A)
$11.07	2,259	$25,000.00	$30,880.53	$5,880.53	23.52%
$11.42	2,190	$25,000.00	$29,937.30	$4,937.30	19.75%
$12.01	2,082	$25,000.00	$28,460.94	$3,460.94	13.84%

ASC 450-20-50 addresses disclosure requirements of contingent liabilities regarding reasonably possible losses, in this case, resulting from the rescission offer. Table A, below, illustrates the results of a hypothetical rescission offer under a “worst case scenario” where every purchase was rescinded by every non-affiliated shareholder:

TABLE A

ASSUMPTION -ALL SHARES SOLD TO NON-AFFILIATES ARE RESCINDED/BOUGHT BACK
NET EQUITY 9/30/2020	$7,649,560.33
OUTSTANDING SHARES 9/30/2020	559,775
NET EQUITY/OUTSTANDING SHARES (NET EQUITY PER SHARE)	$13.67
PRICE PER SHARE	$13.67	*NOTE - CURRENT PRICE PER SHARE

SHARES INCLUDED IN RESCISSION OFFER	100,149	*NOTE - INCLUDES SHARES HELD BY NON-AFFILIATES ONLY
CAPITAL RAISED FROM SALES OF SHARES INCLUDED IN RESCISSION OFFER	$1,159,827.37	*NOTE - INCLUDES SHARES HELD BY NON-AFFILIATES ONLY
AVERAGE PRICE PER SHARE IN RESCISSION OFFER	$11.58

REMAINING NET EQUITY AFTER ALL ELIGIBLE SHARES ARE BOUGHT BACK AND RETIRED	$6,489,732.96	*NOTE – THIS REDUCTION IN EQUITY WOULD BE GENERATED BY CONTINGENT LIABILITIES WHICH MAY BE NECESSARY IN ORDER TO GENERATE THE CASH REQUIRED TO FUND A RESCISSION OFFER.
REMAINING SHARES OUTSTANDING AFTER ALL SHARES HELD BY NON-AFFILIATES AND ELIGIBLE FOR RESCISSION ARE BOUGHT BACK AND RETIRED	459,626
NET ASSET VALUE PER SHARE AFTER ALL SHARES ARE BOUGHT BACK AND RETIRED	$14.12	*NOTE - THIS WOULD REPRESENT A GAIN OF $0.45 PER SHARE (3.29%)TO THE REMAINING OR PROSPECTIVE SHAREHOLDERS

In the event that the rescission offer were accepted by all non-affiliated shareholders, and taking into consideration the maximum contingent liabilities required to generate sufficient cash to satisfy the Rescission Offer in full, the net asset value per share would increase by 3.29% since we would be buying back shares and retiring them.  Since there is no mathematical scenario under which the Rescission Offer with its potential contingent liabilities causes a reduction in the Net Asset Value per Share or the Price per Share of our common stock, we conclude that there is no reasonable possibility of a loss resulting from the rescission offer, and, therefore no disclosure requirement under ASC 450-20-50.

2.	We note your response to comment 2 and your added disclosure on page F-39. Please revise your December 31, 2019 audited financial statements to include this disclosure and ensure that reference is made to the correct financial statements (i.e. December 31, 2019). Additionally, your disclosure indicates no restatement was necessary; however, your response dated February 3, 2021 explains that you determined a “Little r” restatement was required in accordance with the guidance in ASC 250. Tell us how you considered labeling the changed amount in the audited financial statements as revised.

The Company and its auditors revised the disclosure as requested by the Staff and believe that the requirements of ASC 250 are now met. The disclosure was also revised to remove any reference to no restatement being necessary, as the December 31, 2019 financial statements have been corrected and now include an additional unaudited disclosure (Note 10) regarding the error found and the report dual dated, as required.

3.	Notwithstanding the above, we also note that this disclosure does not pertain to a subsequent event and therefore the subsequent events footnote is not the appropriate location for this disclosure. The disclosure could appear in a standalone footnote or in Note 1 – General.

The Company revised the disclosure, as requested by the Staff by adding a standalone footnote in the December 31, 2019 financial statements and a reference to the change in the interim financial statements in Note 1.

4.	Given the changes to the footnotes in your audited financial statements, please obtain and file an updated audit report from your independent auditor (a dual-dated report would be acceptable) as well as an updated consent from your auditor referencing the new audit date.

The Company and its auditors provided a dual-dated audit report and an updated consent, as requested by the Staff.

Thank you again for the opportunity to respond to your questions to the Offering Statement of RAD Diversified REIT, Inc. If you have additional questions or comments, please contact me at fanni@crowdchecklaw.com.

Sincerely,

/s/ Fanni Koszeg

Counsel

CrowdCheck Law LLP

700 12th St NW, Ste 700,

Washington, DC 20005-4052

cc:

Brandon Dutch Mendenhall

President and Chief Executive Officer

RAD Diversified REIT, Inc.

211 N. Lois Avenue

Tampa, FL 33609